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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24921



RECEIVED
PROCESSING
SEP 2 3 2003
187
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BUETER AND COMPANY, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
355 EAST CAMPUS VIEW BLVD STE 115
(No. and Street)

COLUMBUS (City) OHIO (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SEAN R. BUETER 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKR LONGANBACH GIUSTI, LLC
(Name – *if individual, state last, first, middle name*)

50 WEST BROAD STREET SUITE 1400 (Address) COLUMBUS (City) OHIO (State) 43215-4999 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/29/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SEAN R. BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER AND COMPANY INC, as of JULY 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRANCE R. BUETER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES JAN. 25, 2004

Notary Public 9/22/04

Signature 9/22/04

V. P.
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUETER AND COMPANY, INC.

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

July 31, 2003 and 2002

BKR LONGANBACH GIUSTI, LLC
CERTIFIED PUBLIC ACCOUNTANTS



NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA
ALVIN J. MCKENNA, JR., CPA
JAY R. MEGLICH, CPA

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. as of July 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bueter and Company, Inc. as of July 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2003

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 · 614/469-0989 FAX

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION
July 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets:		
Cash and cash equivalents	$ 29,712	$ 30,100
Accounts receivable - related party	2,709	
Deferred income taxes	2,019	2,701
Prepaid federal income tax	182	182
Total current assets	34,622	32,983
Property and Equipment, Net	2,601	3,751
Total Assets	$ 37,223	$ 36,734

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Management fee payable		$ 3,065
Total current liabilities		3,065
Common Stock, no par value, 750 shares authorized, 500 issued and outstanding	$ 10,000	10,000
Additional Paid-In Capital	5,000	5,000
Retained Earnings	22,223	18,669
Total shareholders' equity	37,223	33,669
Total Liabilities and Shareholders' Equity	$ 37,223	$ 36,734
Book Value Per Share	$ 74.45	$ 67.34

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended July 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions and fees	$ 365,995	$ 412,986
Expenses:		
Management fee	118,657	286,392
Commissions	218,563	111,521
Other administrative expenses	24,752	30,355
	361,972	428,268
Operating Income (Loss)	4,023	(15,282)
Other Income:		
Interest income	213	458
Income (Loss) Before Income Taxes	4,236	(14,824)
Income tax benefit (expense)	(682)	2,076
Net Income (Loss)	$ 3,554	$ (12,748)
Net Income (Loss) Per Share	$ 7.11	$ (25.50)

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended July 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances, August 1, 2001	$ 10,000	$ 5,000	$ 31,417
Net loss			(12,748)
Balances, July 31, 2002	10,000	5,000	18,669
Net Income			3,554
Balances, July 31, 2003	$ 10,000	$ 5,000	$ 22,223

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
For the years ended July 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities:		
Net income (loss)	$ 3,554	$ (12,748)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,886	6,008
Deferred taxes	682	(2,076)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable - related party	(2,709)	74
Increase (decrease) in liabilities:		
Management fee payable	(3,065)	3,065
Net cash provided (used) by operating activities	348	(5,677)
Cash Flows From Investing Activities:		
Purchase of property and equipment	(736)	(2,088)
Net Decrease in Cash	(388)	(7,765)
Cash and Cash Equivalents, Beginning of year	30,100	37,865
Cash and Cash Equivalents, End of year	$ 29,712	$ 30,100

BUETER AND COMPANY, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Bueter and Company, Inc., an Ohio corporation formed in 1979, is an investment advisory firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company provides its services to individuals, corporations, and other investment advisors. The Company's primary investment activity is retirement planning.

Cash and Cash Equivalents
For purposes of the financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment consists of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of $61,200 and $65,536 at July 31, 2003 and 2002, respectively.

Income Taxes
The Company accounts for income taxes under the liability method prescribed by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Bueter and Company, Inc. reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

Book Value and Earnings Per Share
Book value per share is based upon the number of shares outstanding at July 31, 2003 and 2002, respectively. Earnings per share are based upon the weighted average number of shares outstanding during the years ending July 31, 2003 and 2002, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Note 2 - INCOME TAXES
The provision for (benefit from) income taxes at July 31, 2003 and 2002 consists of income taxes of $682 and deferred income taxes of ($2,076), respectively.

The Company's deferred tax asset at July 31, 2003 is the result of net operating loss carry-forwards of approximately $13,400, which expire in 2021.

Note 3 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. a percentage of revenues earned, net of commissions paid to brokers. The required rate was 95% through September 30, 2002 and 80%, thereafter. The Company incurred management fees of $118,657 and $286,392 for the years ended July 31, 2003 and 2002, respectively.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors,
Bueter and Company, Inc.

Our report on our audit of the financial statements of Bueter and Company, Inc. as of July 31, 2003 appears previously in this report. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented only for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2003

BUETER AND COMPANY, INC.

SCHEDULE I - NET CAPITAL COMPUTATION
For the years ended July 31, 2003 and 2002

As required by Rule 15c3-1 of the Securities and Exchange Commission's Uniform Net Capital Rule, net capital at July 31, 2003 and 2002 is computed as follows:

	2003	2002
Total Equity	$ 37,223	$ 33,669
Less unallowable assets:		
Equipment	2,601	3,751
"Haircut" on money market funds	429	470
Prepaid management fee	2,709	
Deferred tax asset	2,019	2,701
Federal income taxes receivable	182	182
Total unallowable assets	7,940	7,104
Net Capital	$ 29,283	$ 26,565
Net Capital Requirement	$ 5,000	$ 5,000

There is no material difference in net capital reflected in the unaudited focus reports filed by Bueter and Company, Inc. at July 31, 2003 and 2002 and the amounts computed above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Bueter and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bueter and Company, Inc. (the Company), for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2003